SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                               DIGEX, INCORPORATED
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))


                                 WORLDCOM, INC.
                         INTERMEDIA COMMUNICATIONS INC.
                             BUSINESS INTERNET, INC.
                           INTERMEDIA INVESTMENT, INC.
--------------------------------------------------------------------------------
              (Names of Filing Persons (Offeror and Other Persons))


                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   253756 100
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                 ANASTASIA KELLY
                                    SECRETARY
                                 WORLDCOM, INC.
                          22001 LOUDOUN COUNTY PARKWAY
                                ASHBURN, VA 20147
                                 (703) 886-5600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

                 FREDERICK S. GREEN, ESQ./STEVEN D. RUBIN, ESQ.
                           WEIL, GOTSHAL & MANGES, LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000

                            CALCULATION OF FILING FEE
----------------------------------------- --------------------------------------
         Transaction Valuation*                     Amount of Filing Fee*
             not applicable                            not applicable
----------------------------------------- --------------------------------------

* As the filing contains only preliminary communications made before the commencement of the tender offer, no filing fee is required.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)
(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable        Filing Party: Not applicable


Form or Registration No.: Not applicable      Date Filed: Not applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        [X] third-party tender offer subject to Rule 14d-1.

        [ ] issuer tender offer subject to Rule 13e-4.

        [X] going-private transaction subject to Rule 13e-3.

        [X] amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                 ----------------------------------------------

           This Tender Offer Statement on Schedule TO is filed by WorldCom, Inc. ("WorldCom"). Pursuant to General Instruction D to Schedule TO, this Schedule TO relates to pre-commencement communications by WorldCom, Intermedia Communications Inc. ("Intermedia"), Business Internet, Inc. ("Business Internet") and Intermedia Investment, Inc. ("Intermedia Investment").

           WorldCom has not yet commenced the offer that is referred to in this communication. Upon commencement of such offer, WorldCom, Intermedia, Business Internet and Intermedia Investment will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including an Offer to Purchase, the Letter of Transmittal and other related documents. Stockholders are strongly encouraged to read the Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at http://www.sec.gov and will be delivered without charge to all stockholders of Digex, Incorporated.

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13D-2(A)

                               DIGEX, INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                        CLASS A COMMON STOCK: 253756 10 0
                        CLASS B COMMON STOCK: 369385 20 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 ANASTASIA KELLY
                                    SECRETARY
                                 WORLDCOM, INC.
                          22001 LOUDOUN COUNTY PARKWAY
                                ASHBURN, VA 20147
                                 (703) 886-5600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 AUGUST 21, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


           If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                         (Continued on following pages)
                               (Page 1 of 9 Pages)

================================================================================

----------------------------------------------                                              --------------------------------------
CLASS A COMMON STOCK: 253756 10 0                             SCHEDULE 13D                              PAGE 2 OF 9 PAGES
CLASS B COMMON STOCK: 369385 20 8
----------------------------------------------                                              --------------------------------------
------------- --------------------------------------------------------------------------------------------------------------------
1.            NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
              WORLDCOM, INC.                                                                         58-1521612
------------- ------------------------------------------------------------------------------------------------------ -------------
2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                       (a) [X]
                                                                                                                     (b) [ ]
------------- --------------------------------------------------------------------------------------------------------------------
3.            SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------------------
4.            SOURCES OF FUNDS
              CLASS A COMMON STOCK: WC, OO
              CLASS B COMMON STOCK: OO
------------- ------------------------------------------------------------------------------------------------------ -------------
5.            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [X]
------------- -------------------------------------------------------------------------- -----------------------------------------
6.            CITIZENSHIP OR PLACE OF ORGANIZATION                GEORGIA
--------------------------- ---------- -------------------------------------------------------------------------------------------
     NUMBER OF SHARES       7.         SOLE VOTING POWER
                                       CLASS A COMMON STOCK: 39,350,000(1)
                                       CLASS B COMMON STOCK: 39,350,000(2)
                            ---------- -------------------------------------------------------------------------------------------
  BENEFICIALLY OWNED BY     8.         SHARED VOTING POWER
                                       NONE
                            ---------- -------------------------------------------------------------------------------------------
      EACH REPORTING        9.         SOLE DISPOSITIVE POWER
                                       CLASS A COMMON STOCK: 39,350,000(1)
                                       CLASS B COMMON STOCK: 39,350,000(2)
                            ---------- -------------------------------------------------------------------------------------------
       PERSON WITH          10.        SHARED DISPOSITIVE POWER
                                       CLASS A COMMON STOCK:  730,995(3)
------------- --------------------------------------------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              CLASS A COMMON STOCK: 40,080,995(4)
              CLASS B COMMON STOCK: 39,350,000(2)
------------- ------------------------------------------------------------------------------------------------------ -------------
12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE
              FILLING OUT)                                                                                                 [ ]
------------- --------------------------------------------------------------------------------------------------------------------
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              CLASS A COMMON STOCK: 61.1%(4)
              CLASS B COMMON STOCK: 100.0%(2)
------------- -------------------------------------------------------------------------- -----------------------------------------
14.           TYPE OF REPORTING PERSON                 CO
------------- -------------------------------------------------------------------------- -----------------------------------------

   (1)  Represents shares of Class A Common Stock if shares of Class B Common
        Stock are converted.
   (2)  Represents shares of Class B Common Stock held of record by Intermedia
        Investment, Inc., a wholly owned subsidiary of Business Internet, Inc., which is a wholly owned subsidiary of Intermedia Communications Inc., which is a directly owned subsidiary of WorldCom.
   (3) Represents shares of Class A Common Stock issuable upon conversion of 50,000 shares of Series A Convertible Preferred Stock owned directly by
        HPQ Holdings, LLC, a wholly owned subsidiary of Hewlett-Packard Company, which shares WorldCom has agreed to purchase pursuant to the terms of a Stock Purchase Agreement dated July 23, 2003, by and among WorldCom,
        Hewlett-Packard and HPQ Holdings. So long as the Stock Purchase
        Agreement is in effect, HPQ is prohibited from selling or otherwise transferring the Series A Convertible Preferred Stock. The acquisition by WorldCom of the Series A Convertible Preferred Stock remains subject to certain conditions. (See Items 4, 5 and 6 of this Schedule 13D).
   (4)  Includes shares of Class A Common Stock if shares of Class B Common
        Stock are converted and shares of Class A Common Stock issuable upon conversion of 50,000 shares of Series A Convertible Preferred Stock owned by HPQ Holdings, LLC. See notes (1) and (3) above.



                                       2

----------------------------------------------                                              --------------------------------------
CLASS A COMMON STOCK: 253756 10 0                             SCHEDULE 13D                              PAGE 3 OF 9 PAGES
CLASS B COMMON STOCK: 369385 20 8
----------------------------------------------                                              --------------------------------------

------------- --------------------------------------------------------------------------------------------------------------------
1.            NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
              INTERMEDIA COMMUNICATIONS INC.                                                         59-2913586
------------- ------------------------------------------------------------------------------------------------------ -------------
2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                       (a) [X]
                                                                                                                     (b) [ ]
------------- --------------------------------------------------------------------------------------------------------------------
3.            SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------------------
4.            SOURCES OF FUNDS
              CLASS A COMMON STOCK: OO
              CLASS B COMMON STOCK: OO
------------- ------------------------------------------------------------------------------------------------------ -------------
5.            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [X]
------------- -------------------------------------------------------------------------- -----------------------------------------
6.            CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                         DELAWARE
--------------------------- ---------- -------------------------------------------------------------------------------------------
     NUMBER OF SHARES       7.         SOLE VOTING POWER
                                       CLASS A COMMON STOCK: 39,350,000(1)
                                       CLASS B COMMON STOCK: 39,350,000(2)
                            ---------- -------------------------------------------------------------------------------------------
  BENEFICIALLY OWNED BY     8.         SHARED VOTING POWER

                                       NONE
                            ---------- -------------------------------------------------------------------------------------------
      EACH REPORTING        9.         SOLE DISPOSITIVE POWER
                                       CLASS A COMMON STOCK: 39,350,000(1)
                                       CLASS B COMMON STOCK: 39,350,000(2)
                            ---------- -------------------------------------------------------------------------------------------
       PERSON WITH          10.        SHARED DISPOSITIVE POWER

                                       NONE
------------- --------------------------------------------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              CLASS A COMMON STOCK: 39,350,000(1)
              CLASS B COMMON STOCK: 39,350,000(2)
------------- ------------------------------------------------------------------------------------------------------ -------------
12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE
              FILLING OUT)                                                                                             [ ]
------------- --------------------------------------------------------------------------------------------------------------------
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              CLASS A COMMON STOCK: 60.7%(1)
              CLASS B COMMON STOCK: 100.0%(2)
------------- -------------------------------------------------------------------------- -----------------------------------------
14.           TYPE OF REPORTING PERSON                      CO
------------- -------------------------------------------------------------------------- -----------------------------------------

   (1)  Represents shares of Class A Common Stock if shares of Class B Common
        Stock are converted.
   (2)  Represents shares of Class B Common Stock held of record by Intermedia
        Investment, Inc., a wholly owned subsidiary of Business Internet, Inc., which is a wholly owned subsidiary of Intermedia Communications Inc.



                                       3

----------------------------------------------                                              --------------------------------------
CLASS A COMMON STOCK: 253756 10 0                             SCHEDULE 13D                              PAGE 4 OF 9 PAGES
CLASS B COMMON STOCK: 369385 20 8
----------------------------------------------                                              --------------------------------------

------------- --------------------------------------------------------------------------------------------------------------------
1.            NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
              BUSINESS INTERNET, INC.                                                                52-1986462
------------- ------------------------------------------------------------------------------------------------------ -------------
2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                       (a) [X]
                                                                                                                     (b) [ ]
------------- --------------------------------------------------------------------------------------------------------------------
3.            SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------------------
4.            SOURCES OF FUNDS
              CLASS A COMMON STOCK: OO
              CLASS B COMMON STOCK: OO
------------- ------------------------------------------------------------------------------------------------------ -------------
5.            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 [X]
------------- -------------------------------------------------------------------------- -----------------------------------------
6.            CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                         DELAWARE
--------------------------- ---------- -------------------------------------------------------------------------------------------
     NUMBER OF SHARES       7.         SOLE VOTING POWER
                                       CLASS A COMMON STOCK: 39,350,000(1)
                                       CLASS B COMMON STOCK: 39,350,000(2)
                            ---------- -------------------------------------------------------------------------------------------
  BENEFICIALLY OWNED BY     8.         SHARED VOTING POWER

                                       NONE
                            ---------- -------------------------------------------------------------------------------------------
      EACH REPORTING        9.         SOLE DISPOSITIVE POWER
                                       CLASS A COMMON STOCK: 39,350,000(1)
                                       CLASS B COMMON STOCK: 39,350,000(2)
                            ---------- -------------------------------------------------------------------------------------------
       PERSON WITH          10.        SHARED DISPOSITIVE POWER

                                       NONE
------------- --------------------------------------------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              CLASS A COMMON STOCK: 39,350,000(1)
              CLASS B COMMON STOCK: 39,350,000(2)
------------- ------------------------------------------------------------------------------------------------------ -------------
12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE
              FILLING OUT)                                                                                         [ ]
------------- --------------------------------------------------------------------------------------------------------------------
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              CLASS A COMMON STOCK: 60.7%(1)
              CLASS B COMMON STOCK: 100.0%(2)
------------- -------------------------------------------------------------------------- -----------------------------------------
14.           TYPE OF REPORTING PERSON                      CO
------------- -------------------------------------------------------------------------- -----------------------------------------

   (1)  Represents shares of Class A Common Stock if shares of Class B Common
        Stock are converted.
   (2)  Represents shares of Class B Common Stock held of record by Intermedia
        Investment, Inc., which is a wholly owned subsidiary of Business
        Internet, Inc.



                                       4

----------------------------------------------                                              --------------------------------------
CLASS A COMMON STOCK: 253756 10 0                             SCHEDULE 13D                              PAGE 5 OF 9 PAGES
CLASS B COMMON STOCK: 369385 20 8
----------------------------------------------                                              --------------------------------------

------------- --------------------------------------------------------------------------------------------------------------------
1.            NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
              INTERMEDIA INVESTMENT, INC.                                                            59-3677137
------------- ------------------------------------------------------------------------------------------------------ -------------
2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                       (a) [X]
                                                                                                                     (b) [ ]
------------- --------------------------------------------------------------------------------------------------------------------
3.            SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------------------
4.            SOURCES OF FUNDS
              CLASS A COMMON STOCK: OO
              CLASS B COMMON STOCK: OO
------------- ------------------------------------------------------------------------------------------------------ -------------
5.            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [X]
------------- -------------------------------------------------------------------------- -----------------------------------------
6.            CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                         DELAWARE
--------------------------- ---------- -------------------------------------------------------------------------------------------
     NUMBER OF SHARES       7.         SOLE VOTING POWER
                                       CLASS A COMMON STOCK: 39,350,000(1)
                                       CLASS B COMMON STOCK: 39,350,000
                            ---------- -------------------------------------------------------------------------------------------
  BENEFICIALLY OWNED BY     8.         SHARED VOTING POWER

                                       NONE
                            ---------- -------------------------------------------------------------------------------------------
      EACH REPORTING        9.         SOLE DISPOSITIVE POWER
                                       CLASS A COMMON STOCK: 39,350,000(1)
                                       CLASS B COMMON STOCK: 39,350,000
                            ---------- -------------------------------------------------------------------------------------------
       PERSON WITH          10.        SHARED DISPOSITIVE POWER

                                       NONE
------------- --------------------------------------------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              CLASS A COMMON STOCK: 39,350,000(1)
              CLASS B COMMON STOCK: 39,350,000
------------- ------------------------------------------------------------------------------------------------------ -------------
12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE
              FILLING OUT)                                                                                              [ ]
------------- --------------------------------------------------------------------------------------------------------------------
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              CLASS A COMMON STOCK: 60.7%(1)
              CLASS B COMMON STOCK: 100.0%
------------- -------------------------------------------------------------------------- -----------------------------------------
14.           TYPE OF REPORTING PERSON                       CO
------------- -------------------------------------------------------------------------- -----------------------------------------


   (1) Represents shares of Class A Common Stock if shares of Class B Common Stock are converted.

---------------------------------                     --------------------------
CLASS A COMMON STOCK: 253756 10 0     SCHEDULE 13D          PAGE 6 OF 9 PAGES
CLASS B COMMON STOCK: 369385 20 8
---------------------------------                     --------------------------

ITEM 1.    SECURITY AND ISSUER

           This statement constitutes Amendment No. 1 ("Amendment No. 1") to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by WorldCom, Inc. ("WorldCom") for and on behalf of itself, Intermedia Communications Inc. ("Intermedia"), Business Internet, Inc. ("Business Internet") and Intermedia Investment, Inc. ("Intermedia Investment" and, collectively with WorldCom, Intermedia and Business Internet, the "Reporting Persons").

           This statement relates to the Class A Common Stock, par value $.01 per share (the "Class A Stock"), of Digex, Incorporated ("Digex"). Digex's principal executive offices are located at 14400 Sweitzer Lane, Laurel, MD 20707.

           Unless otherwise set forth herein, the information set forth in the
Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Schedule 13D.

ITEM 2.    IDENTITY AND BACKGROUND

           On August 19, 2003, Anastasia Kelly was named Executive Vice President, General Counsel and Secretary of WorldCom. Her current business address is WorldCom, Inc., 22001 Loudoun County Parkway, Ashburn, VA 20147. She is a citizen of the United States. During the past five years, Ms. Kelly has not had any criminal convictions or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceedings, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           The Bankruptcy Court authorized and approved the Stock Purchase Agreement, including the payment of the purchase price, on August 5, 2003. Such authorization and approval is subject to the condition that WorldCom successfully consummate its tender offer for the shares of Class A Stock, including satisfaction of the Minimum Condition.

ITEM 4.    PURPOSE OF TRANSACTION

           On July 25, 2003, the Special Committee met telephonically to discuss WorldCom's proposal with their advisors and members of Digex senior management. The Special Committee asked its financial advisor to review the terms of the proposal and report back with their preliminary views on the financial terms of the proposal.

           On July 29, 2003, the Special Committee again met telephonically with their advisors and members of Digex senior management to discuss the proposal. At that meeting, the financial advisor made a presentation to the Special Committee regarding the proposal. Members of the Special Committee discussed various aspects of the proposal. At the conclusion of the meeting, the Special Committee determined that it should seek to have WorldCom increase its offer.

           On July 30, 2003, the Chairman of the Special Committee contacted WorldCom and WorldCom received a letter from the Special Committee requesting that WorldCom consider increasing the proposed per share purchase price in the tender offer.

---------------------------------                     --------------------------
CLASS A COMMON STOCK: 253756 10 0     SCHEDULE 13D          PAGE 7 OF 9 PAGES
CLASS B COMMON STOCK: 369385 20 8
---------------------------------                     --------------------------

           Following receipt of the letter and further discussions with the Special Committee, WorldCom informed the Special Committee that, subject to the approval of the statutory committee of unsecured creditors and the Bankruptcy Court's authorization and approval, WorldCom would increase the offer price to $0.80 per share if the Special Committee agreed to recommend the offer to the stockholders of Digex. At a meeting on August 5, 2003, the Special Committee considered WorldCom's proposal and preliminarily decided to recommend the tender offer at the proposed price per share of $0.80.

           On August 5, 2003, the Bankruptcy Court authorized and approved WorldCom's acquisition of the outstanding shares of Series A Preferred Stock pursuant to the Stock Purchase Agreement, subject to the conditions set forth therein, including the condition that WorldCom successfully consummate its tender offer for the shares of Class A Stock in satisfaction of the Minimum Condition. On such date, the Bankruptcy Court also authorized and approved WorldCom's acquisition of the outstanding shares of Class A Stock, other than such shares owned by the Reporting Persons, pursuant to a tender offer. Such authorization and approval was for the payment of a purchase price of $0.70 per share in the tender offer.

           Based upon the communication from the Special Committee, on the date hereof WorldCom made an oral application with the Bankruptcy Court seeking its authorization and approval for the payment of a purchase price of $0.80 per share in the tender offer. A copy of the requested Order Fixing A Time and Date for Hearing to Consider Entry of Amended Order Pursuant to Section 363 of the Bankruptcy Code Authorizing Acquisition of Digex, Incorporated is filed as
Exhibit 1 hereto and incorporated by reference.

           Any communications regarding the potential tender offer will be filed with the SEC on Schedule TO as "pre-commencement communications" to a tender offer. WorldCom's offer, if and when made, would involve required filings with the SEC and the mailing of appropriate materials to the public stockholders of Digex. Digex's stockholders should read the tender offer statement on Schedule TO (including a "going private" statement on Schedule 13E-3) to be filed by WorldCom, as it will contain important information about the tender offer. When it becomes available, stockholders can obtain such tender offer statement on Schedule TO free of charge from the SEC's website at http://www.sec.gov or from WorldCom by directing a request to WorldCom, Inc., 22001 Loudoun County Parkway, Ashburn VA 20147.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           The Bankruptcy Court authorized and approved the Stock Purchase Agreement, including the payment of the purchase price, on August 5, 2003. The acquisition remains subject to the conditions set forth in the Stock Purchase Agreement, including the condition described in Items 3 and 4 hereof.

           After completing the acquisition of the Series A Preferred Stock, WorldCom will beneficially own 50,000 shares of Series A Preferred Stock, representing 100.0% of the presently outstanding shares of Series A Preferred Stock.

           After completing the purchase of the Series A Preferred Stock, WorldCom will have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 50,000 shares of the Series A Preferred Stock WorldCom will own beneficially after the purchase.

           To the best knowledge of WorldCom, Intermedia, Business Internet and Intermedia Investment, as of the date hereof Anastasia Kelly does not beneficially own any shares of Class A Stock or Class B Stock and she has not effected any transactions in shares of Class A Stock or Class B Stock during the past 60 days.

---------------------------------                     --------------------------
CLASS A COMMON STOCK: 253756 10 0     SCHEDULE 13D          PAGE 8 OF 9 PAGES
CLASS B COMMON STOCK: 369385 20 8
---------------------------------                     --------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           The Bankruptcy Court authorized and approved the Stock Purchase Agreement, including the payment of the purchase price, on August 5, 2003. The acquisition remains subject to the conditions set forth in the Stock Purchase Agreement, including the condition described in Items 3 and 4 hereof.

           The shares of stock and other equity interests owned by WorldCom in each of Intermedia, Business Internet, Intermedia Investment and Digex, including the shares of Class B Stock beneficially owned by the Reporting Persons, are pledged as security for the obligations of each of the Reporting Persons under the $1,100,000,000 Amended and Restated Senior Secured Superpriority Debtor-in-Possession Credit Agreement dated as of October 15, 2002, as amended, among the Reporting Persons and the other parties thereto.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS


           1. Requested Order Fixing A Time and Date for Hearing to Consider Entry of Amended Order Pursuant to Section 363 of the Bankruptcy Code Authorizing Acquisition of Digex, Incorporated.

---------------------------------                     --------------------------
CLASS A COMMON STOCK: 253756 10 0     SCHEDULE 13D          PAGE 9 OF 9 PAGES
CLASS B COMMON STOCK: 369385 20 8
---------------------------------                     --------------------------

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2003

                               WORLDCOM, INC.

                               By: /s/ Robert T. Blakely
                                   --------------------------------------------
                                   Name: Robert T. Blakely
                                   Title: Executive Vice President and
                                          Chief Financial Officer



                               INTERMEDIA COMMUNICATIONS INC.

                               By: /s/ Paul M. Eskildsen
                                   --------------------------------------------
                                   Name: Paul M. Eskildsen
                                   Title: Secretary



                               BUSINESS INTERNET, INC.

                               By: /s/ Paul M. Eskildsen
                                   --------------------------------------------
                                   Name: Paul M. Eskildsen
                                   Title: Secretary



                               INTERMEDIA INVESTMENT, INC.

                               By: /s/ Paul M. Eskildsen
                                   --------------------------------------------
                                   Name: Paul M. Eskildsen
                                   Title: Secretary